Free Writing Prospectus	Filed pursuant to Rule 433
Filed on February 3, 2016	Registration Statement Nos. 333-206800 and 333-161148

Oesterreichische Kontrollbank Aktiengesellschaft

US$700,000,000 Floating Rate Guaranteed Global Notes due 2017

FINAL TERM SHEET

February 3, 2016

Issuer:	Oesterreichische Kontrollbank AG (“OeKB”)

Guarantor:	Republic of Austria

Issuer Rating:	AA+ (stable) by Standard & Poor’s Ratings Services and Aaa (negative) by Moody’s Investors Service[1]

Principal Amount:	US$700,000,000

Pricing Date:	February 3, 2016

Closing Date:	February 10, 2016 (T+5)

Maturity Date:	August 10, 2017

Redemption Price at Maturity:	100.000%

Interest Rate:	3-Month USD LIBOR plus a margin of 0.18% per annum.

Interest on the notes will be payable in arrears on each Interest Payment Date. The rate of interest for each Interest Period will be determined by the Calculation Agent on the applicable Interest Determination Date.

3-Month USD LIBOR:

The rate, as determined by the Calculation Agent, for deposits in U.S. dollars having a designated maturity of three months that appears on Reuters page LIBOR01 (or such other page as may replace such page from time to time) as of 11:00 a.m., London time, on the applicable Interest Determination Date.

If, at such time, Reuters page LIBOR01 (or such other page as may replace such page from time to time) is not available or if no such rate appears, the reference rate for the determination of the rate of interest for the relevant Interest Period (the “Reference Rate”) will be determined on the basis of the rates at which deposits in U.S. dollars are offered by four major banks in the London interbank market (the “Reference Banks”) at approximately 11:00 a.m., London time, on that Interest Determination Date to prime banks in the London interbank market for a period of the Designated Maturity, commencing on the first London Banking Day of the relevant Interest Period, and in a Representative Amount. The Calculation Agent will request the principal London office of each of the Reference Banks to provide a quotation of its rate. If at least two such quotations are provided, the Reference Rate for the relevant Interest Period will be the arithmetic mean of the quotations. If fewer than two quotations are provided as requested, the Reference Rate will be the arithmetic mean of the rates quoted by major banks in New York City, selected by the Calculation Agent, at approximately 11:00 a.m., New York City time, on that Interest Determination Date for loans in U.S. dollars to leading European banks for a period of the Designated Maturity, commencing on the first London Banking Day of the relevant Interest Period, and in a Representative Amount.

“Designated Maturity” means three months.

“London Banking Day” means any day, other than a Saturday or Sunday, on which credit institutions are open for business in London.

“Representative Amount” means an amount that is representative for a single transaction in the relevant market at the relevant time.

Interest Payment Dates:	February 10, May 10, August 10 and November 10 of each year

First Interest Payment Date:	May 10, 2016

Interest Determination Dates:	The second London Banking Day immediately preceding the first day of the relevant Interest Period.

Interest Periods:	From and including February 10, 2016 to but excluding the First Interest Payment Date and thereafter from and including each Interest Payment Date to but excluding the next following Interest Payment Date (or the Maturity Date, in the case of the final Interest Period).

Day Count Fraction:	Actual/360

Price to Public/Issue Price:	100.000%

Underwriting Commissions:	0.015%

Proceeds to OeKB:	99.985%

Format:	Registered global notes

Denominations:	US$1,000

Listing:	Regulated Market of the Luxembourg Stock Exchange

Business Days:	New York, London

Business Day Convention:	Modified following, adjusted

Clearing System:	DTC (deliverable through Clearstream Luxembourg and Euroclear)

Calculation Agent:	Deutsche Bank Trust Company Americas

Joint Lead Managers:	Citigroup Global Markets Inc. and J.P. Morgan Securities plc

ISIN:	US676167BR95

CUSIP:	676167 BR9

1 A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

It is expected that delivery of the securities will be made against payment on or about February 10, 2016, which will be the fifth business day following the date of pricing of the securities (such settlement cycle being referred to as “T+5”). Trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the securities initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of securities who wish to trade securities on the date of pricing or the next business day should consult their own advisors.

You can access the prospectus relating to the registration statement at the following website:

http://www.sec.gov/Archives/edgar/data/202811/000119312515346603/d77387dsba.htm

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC’s Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities plc toll-free at 1-866-430-0686.

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